02 NOV -4 AM 10:12

Exemption #: 82-5037

November 4, 2002

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

02055637

SUPPL

**Saskatchewan Wheat Pool**
**Exemption No: 82-5037**
**Pursuant to Rule 12g3-2(b)**

Dear Sir or Madam:

1. Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is a copy of a supporting material change report for the news release dated October 24, 2002. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

Debbie Jargo

for: Colleen Vancha, Director
Investor Relations and Communications

PROCESSED
NOV 13 2002
THOMSON
FINANCIAL

Copy to: Susan Engel, General Counsel and Corporate Secretary
Michael McCord, Executive Vice President, Finance & Chief Financial Officer

Attachment

dlw 11/4

SEC Exemption #: 82-5037

**Form 25 (Saskatchewan)**
**Form 26 (Newfoundland)**
**Form 27 (British Columbia, Alberta, Ontario & Nova Scotia)**

**Material Change Report Pursuant to**

Clause 84(1)(b) of *The Securities Act, 1988*, S.S. 1988 c. S-42.2
Subsection 67(2) of the *Securities Act*, S.B.C. 1985 c.83
Subsection 118(1) of the *Securities Act*, R.S.A. 1981 c.S-6.1
Subsection 75(2) of the *Securities Act*, R.S.O. 1980 c.466
Subsection 73 of the *Securities Act*, R.S.Q. c. V-1-1.1
Subsection 81(2) of the *Securities Act*, R.S.N.S. 1989 c. 418
Subsection 76(2) of the *Securities Act, 1990* S. Nfld. c. 48

**Item 1 - Reporting Issuer**

The registered and head office of the reporting issuer, Saskatchewan Wheat Pool, is located at 2625 Victoria Avenue, Regina, Saskatchewan, S4T 7T9.

**Item 2 - Date of Material Change**

October 24, 2002

**Item 3 - Press Release**

The press release announcing the material change was prepared by Saskatchewan Wheat Pool (the "Pool"). On October 24, 2002 at 7:08 a.m. (CST), the Pool distributed the press release through the Canadian Corporate News wire service as required by the Canadian Timely Disclosure rules. The press release was delivered by facsimile to The Toronto Stock Exchange and sent electronically through the SEDAR system to all of the provincial securities commissions and The Toronto Stock Exchange.

**Item 4 - Summary of Material Change**

The Pool has signed an amendment to its credit agreement with its banks that provides operating lines to November 30, 2003 and a deferral of principal repayments for 12 months. The banks have also agreed to provide funding for the existing securitization program to November 30, 2003.

The company intends to meet with representatives of its two principal groups of senior secured debt holders, the banks and holders of $300 million of Medium Term notes, to develop a consensual plan to restructure their debt. The Pool believes it can complete the restructuring in the next few months, and has agreed, as part of the bank arrangement, to do so by January 31, 2003.

SEC Exemption #: 82-5037

**Item 5 - Full Description of Material Change**

Saskatchewan Wheat Pool signed an amendment to its credit agreement with its banks that provides operating lines to November 30, 2003 and a deferral of principal repayments for 12 months. The banks have also agreed to provide funding for the existing securitization program to November 30, 2003.

As part of the financing arrangement, the Pool and its banks have established new financial covenants aligned with the company's expectations for Fiscal 2003. The total availability under the bank facilities and securitization remains unchanged and satisfies the requirements of the Pool's business plan. The Pool's financing arrangements include a new purchase money security facility that funds the company's acquisition of non-Board grain inventories.

The company intends to initiate discussions and meet with representatives of its two principal groups of senior secured debt holders, the banks and holders of $300 million of Medium Term notes, to develop a consensual plan to restructure their debt. The Pool believes it can complete the restructuring in the next few months, and has agreed, as part of the bank arrangement, to do so by January 31, 2003. The Pool has retained BMO Nesbitt Burns to assist in the process.

Item 6 - Reliance on subsection 84(2) (SK), subsection 67(2) (BC), subsection 118(4) (AB), subsection 75(3) (ON), section 74 (PQ), subsection 81(3) (NS) and subsection 76(3) (NF)

Not applicable.

**Item 7 - Omitted Information**

Not applicable.

**Item 8 - Senior Officer**

A senior officer who is knowledgeable about the material change is Michael McCord, Executive Vice President, Finance and Chief Financial Officer of the Pool. He may be contacted at telephone number (306) 569-4462.

**Item 9 - Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Regina, Saskatchewan, the 1st day of November 2002.

**"Michael McCord"**
Michael McCord, Executive Vice President, Finance and Chief Financial Officer

SEC Exemption #: 82-5037

POOL
Saskatchewan Wheat Pool

**For Immediate Release**
Date: October 24, 2002
Regina, Saskatchewan
Listed: TSX
Symbol: SWP.B

**Saskatchewan Wheat Pool Secures New Financing Arrangement**

Saskatchewan Wheat Pool announced today that it has signed an amendment to its credit agreement with its banks that provides operating lines to November 30, 2003 and a deferral of principal repayments for 12 months. The banks have also agreed to provide funding for the existing securitization program to November 30, 2003.

As part of the financing arrangement, the Pool and its banks have established new financial covenants aligned with the company's expectations for Fiscal 2003. The total availability under the bank facilities and securitization remains unchanged and satisfies the requirements of the Pool's business plan. The Pool's financing arrangements include a new purchase money security facility that funds the company's acquisition of non-Board grain inventories.

"Two years ago, we set a course and we have met our commitments," said Pool CEO Mayo Schmidt. "Our primary objective has been to reduce debt and last year alone, we permanently repaid $177 million. With two consecutive years of drought, it has been necessary to identify new strategic alternatives to right-size our debt. We must hold our course and implement solutions that will permanently strengthen our balance sheet and provide the foundation to capitalize on our state-of-the-art infrastructure and strategic pipeline."

Schmidt said the first phase of the renewal strategy was securing the bank agreement that provides the company with the funding necessary to build upon its competitive strengths and meet its ongoing operational requirements. In the second phase, the company will sit down with its two principal groups of senior secured debt holders, the banks and holders of $300 million of Medium Term notes, to develop a consensual plan to restructure their debt. The Pool believes it can complete the restructuring in the next few months, and has agreed, as part of the bank arrangement, to do so by January 31, 2003. The Pool has retained BMO Nesbitt Burns to assist in the process.

"The continued support for this company by our stakeholders is a recognition of the underlying value of our assets. The Pool will have eliminated $70 million in costs through streamlining and productivity enhancements and has successfully grown market share in a very competitive environment. We implemented innovative financing solutions and will continue to focus on quality service and leading edge marketing programs. The actions we take over the next several months will complete Saskatchewan Wheat Pool's renewal."

The Pool will announce its year-end financial results next week.

Communications 2625 Victoria Ave. Regina SK S4T 7T9 Tel:(306) 569-4525 Fax:(306) 569-4400 www.swp.com

SEC Exemption #: 82-5037



Saskatchewan Wheat Pool is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

*This release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such statements. Important factors that could affect these statements include, without limitation, producer's decisions regarding total planted acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; weather conditions; Canadian grain export levels; changes in government policy and transportation deregulation; world agricultural commodity prices and markets; changes in competitive forces including pricing pressures; and global political and economic conditions, including grain subsidy actions of the United States and European Union.*

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Media Contact:

Dawn Blaus
Saskatchewan Wheat Pool
306-569-4291

Investor Contact:

Colleen Vancha
Saskatchewan Wheat Pool
306-569-4525